

September 23, 2014

Via E-mail
Charles F. Avery Jr.
Chief Financial Officer
FreightCar America, Inc.
Two North Riverside Plaza, Suite 1300
Chicago, Illinois 60606

      Re: **FreightCar America, Inc.**
            Form 10-K for the Year Ended December 31, 2013
            Filed March 14, 2014
            File No. 000-51237

Dear Mr. Avery:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Consolidated Balance Sheets, page 38

1. Reference is made to the line item caption "Customer advance" of $19,037 at December 31, 2013. In light of the fact this appears to be new in fiscal 2014, please describe for us in greater detail the nature and terms of the customer advance and revise your notes to disclose your accounting policy for such customer advances. We note that you have classified the advance and repayments within financing activities on the statements of cash flows and based upon disclosure contained elsewhere in the filing, such amounts relate to customer advances for leased railcars delivered for which revenue cannot be recognized until all contingencies have been resolved. In this regard, please explain to us how non-cash imputed interest and repayment of customer advances are recorded within your financial statements and describe the contingencies that continue to remain unresolved as of June 30, 2014.

Notes to the Financial Statements

Note 3. Fair Value Measurements, page 48

2. Please revise to provide the disclosures related to fair value measurements of assets recorded at fair value on a non-recurring basis, such as the Danville facility and the Clinton repair shop which were impaired during 2013. See guidance in ASC 820-10-50.

3. We note from your disclosure in Note 3 you disclose financial assets recorded at fair value on a recurring basis; however, your disclosure in Note 2 indicates that debt securities which you have the positive intent and ability to hold to maturity are classified as *securities-held-to-maturity* and are reported at amortized cost adjusted for amortization of premium and accretion of discount on a level yield basis. In this regard, please reconcile for us the information provided in Notes 2 and 3, and clarify your disclosures accordingly. Also, your notes to the financial statements should include the disclosures set forth in ASC 320-10-50-5 as they apply to the held-to-maturity securities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief